Contact

www.linkedin.com/in/erikmaxfieldmorningstar (LinkedIn)

Top Skills

Amaro Production

Alcoholic Beverages

Management

Honors-Awards

Double Gold/Best of Show: Barrel Reserve Old Cockney Gin

Double Gold Medal: Old Cockney Gin

Gold Medal, Two James Barrel Reserve Old Cockney Gin

Gold Medal, Two James Nain Rouge Absinthe Verte

Double Gold, Rye Dog Whiskey (American whiskey, unaged)

Erik Maxfield Morningstar

Distiller // Distilling Consultant

New Orleans, Louisiana, United States

Summary

Artisan spirit maker. Passionate about creating distilled spirits from concept to bottle. Experienced and confident as a boots-on-the-ground distiller, creative project leader, production manager, and a consultant. Fluent in Whiskey Systems, TTB compliance and reporting, and all aspects of production. From forklifts to tastings, muckboots to whiskey dinners. Also a compulsive maker of things: wooden boats, baskets, elaborate Mardi Gras costumes.

Experience

Mamou Spirits

Co-Founder, Head Distiller

February 2025 - Present (3 months)

We make botanical spirits inspired by the folk traditions of our diverse, storied region. Currently producing Traiteur Amaro - an Italian style liqueur featuring native Louisiana herbs.

Morningstar Consulting LLC

Managing Consultant

January 2018 - Present (7 years 4 months)

New Orleans, Louisiana, United States

Seven Three Distilling Company

Head Distiller

November 2016 - April 2022 (5 years 6 months)

New Orleans LA

Louisiana Distillers Guild

Board Member

2017 - March 2022 (5 years)

New Orleans

Two James Spirits LLC

Head Distiller

October 2013 - November 2016 (3 years 2 months)
Detroit, Michigan

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Education

Milwaukee Institute of Art & Design
Bachelor's Degree · (2007 - 2010)

Detroit Catholic Central
High School Diploma · (1994 - 1998)